COMMISSION
549

09058226

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8 - 66166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15660 N. Dallas Parkway, Suite 1400
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry D. Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Asset Management LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner
Title

REBECCA RIVAS
Notary Public
STATE OF TEXAS
My Comm. Exp. 03-28-12

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT ASSET MANAGEMENT LLC

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Provident Asset Management LLC

We have audited the accompanying statement of financial condition of Provident Asset Management LLC as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Asset Management LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 24, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PROVIDENT ASSET MANAGEMENT LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 629,106
Commissions receivable	533,525
Receivable from IRS	118,124
Property and equipment, net	317,894
Other assets	8,459
TOTAL ASSETS	$ 1,607,108

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$ 348,350
Accounts payable and accrued expenses	384,176
Income taxes payable - state	114,000
Total liabilities	846,526
Member's Equity	760,582
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,607,108

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT LLC
Statement of Income
Year ended December 31, 2008

Revenue	
Private placement revenue	$46,411,157
Other income	36,362
Total revenue	46,447,519
Operating Expenses	
Commissions paid to other broker/dealers	30,168,271
Compensation and related costs	14,428,476
Professional fees	144,606
Communications	275,275
Promotion	446,394
Occupancy and equipment	347,275
Regulatory fees and expenses	70,411
Other expenses	35,959
Total Operating Expenses	45,916,667
Income before provision for income taxes	530,852
Provision for income taxes	
Current tax expense - federal	123,934
Current tax expense - state	114,000
Total provision for income taxes	237,934
NET INCOME	$ 292,918

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT LLC
Statement of Changes in Member's Equity
Year ended December 31, 2008

Member's equity, December 31, 2007	$ 467,664
Net income	292,918
Member's equity, December 31, 2008	$ 760,582

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT LLC
Statement of Cash Flows
Year ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 292,918
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	74,068
Change in assets and liabilities:	
Increase in commissions receivable	(439,025)
Increase in receivable from IRS	(118,124)
Increase in other assets	(2,464)
Increase in commissions payable	290,150
Increase in accounts payable and accrued expenses	357,962
Decrease in income taxes payable - federal	(261,847)
Increase in income taxes payable - state	70,185
Net cash provided by operating activities	263,823
Cash flows from investing activities:	
Purchase of property and equipment	(356,377)
Net decrease in cash and cash equivalents	(92,554)
Cash at beginning of year	721,660
Cash and cash equivalents at end of year	$ 629,106

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes - federal	$ 460,089
Income taxes - state	$ 43,191
Interest	$ 138

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Provident Asset Management LLC (the Company) was organized in December 2008 as a Delaware limited liability company. Effective December 31, 2008, Provident Asset Management, LLC, a Texas limited liability company organized in September 2002 (PAM Texas), a registered broker/dealer, merged with and into the Company with the Company being the surviving entity. The Company and PAM Texas are under common control as the member of the Company is the same as the member of PAM Texas. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker/dealer and its operations are expected to be similar to that of the PAM Texas. The Company is wholly owned by BBH Provident Partners, LP (Member). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists primarily of the sale of interests in oil and gas related private placement offerings only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States and Canada.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as will limit its business to the selling of direct participation programs. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company terminates on December 31, 2058, unless sooner terminated as provided in the Company regulations.

Significant Accounting Policies:

<u>Merger</u>

The Company has accounted for the merger with PAM Texas similar to a pooling of interests as both entities are under common control. The financial statements presented as of the beginning of the year as though the assets, liabilities and equity had been transferred.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reflected in the accompanying statement of financial condition for cash, receivables, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Promotion Costs

The Company expenses promotion production costs as they are incurred and promotion communication costs the first time the advertising takes place.

Income Taxes

The net income or loss of the Company flows through to its member. PAM Texas had elected to be taxed as a corporation for federal income tax purposes; therefore, there is a provision for current year federal income taxes in the accompanying financial statements. The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $106,608 and $56,435, respectively. The Company's net capital ratio was 7.94 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Computer and office equipment	$ 153,976
Furniture and fixtures	124,520
Leasehold improvements	120,557
	399,053
Accumulated depreciation	(81,159)
	$ 317,894

Depreciation expense for the year was $74,068 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 4 - Income Taxes

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences and accelerated depreciation used for income tax purposes. The accelerated depreciation used for tax purposes creates a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 5 - Related Party Transactions/Concentration of Revenue

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned substantially all of its revenue for the year from the sale of interests in private placement offerings of related parties.

The lease for the Company's Dallas office space is in the name of the Member; however, monthly office rent is currently paid directly by the Company.

Note 6 - Concentration of Credit Risk

Cash held at a Texas bank exceeded the federally insured limit by $333,581 at December 31, 2008; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 7 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through March 2014. Future minimum lease payments due for each of the years ending December 31 are as follows:

2009	100,985
2010	103,890
2011	106,794
2012	111,498
Thereafter	141,546
	$ 564,713

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $186,560 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Employee Benefit Plan

The Company has a defined contribution 401(k) plan (Plan) covering employees of the Company who are at least 21 years of age and have worked at least one year of service prior to the Plan entry dates. The Plan is intended to constitute a qualified 401(k) plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k). Contributions to the Plan consist of employee pre-tax contributions determined as a percentage of each participating employee's compensation, nonelective contributions on behalf of each participant in an amount equal to 3% of the eligible participant's compensation for the plan year, and discretionary matching contributions, if any. For the year ended December 31, 2008, non-elective contributions totaled $79,204.

Note 9 - Subsequent Event

In January 2009, a former employee of the Company filed a Notice of Charge of Discrimination with the U.S. Equal Employment Opportunity Commission against the Company. The Company responded in February 2009, denying the employee's claims. Management, after consultation with legal counsel, feels the former employee's claims are without merit, and intends to vigorously contest the allegations. The ultimate outcome of this matter against the Company cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that this matter will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of this matter will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

PROVIDENT ASSET MANAGEMENT LLC
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total member's equity qualified for net capital	$ 760,582
Deductions and/or charges	
Non-allowable assets:	
Commissions Receivable	533,525
Less: Commissions Payable	(348,350)
Receivable from IRS	118,124
Property and equipment, net	317,894
Other assets	8,459
Other deductions - excess fidelity bond deductible	5,000
Total	634,652
Net capital before haircuts	125,930
Haircuts on securities:	
Cash equivalents	19,322
Net Capital	$ 106,608
Aggregate indebtedness	
Commissions payable	$ 348,350
Accounts payable and accrued expenses	384,176
Income taxes payable - state	114,000
Total aggregate indebtedness	$ 846,526
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 56,435
Net capital in excess of minimum requirement	$ 50,173
Ratio of aggregate indebtedness to net capital	7.94 to 1

Schedule II

PROVIDENT ASSET MANAGEMENT LLC
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$	139,813
Audit Adjustments:		
Increase in receivable from IRS		82,173
Increase in accounts payable and accrued expenses		(79,204)
Decrease in income taxes payable - state		46,000
Increase in receivable from IRS classified as non-allowable asset		(82,173)
Rounding		(1)
Net capital as computed on Schedule I	$	106,608

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Provident Asset Management LLC

In planning and performing our audit of the financial statements of Provident Asset Management LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 24, 2009